UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

SONUS NETWORKS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	04-3387074
(State of Incorporation or Organization)	(IRS Employer Identification No.)

7 TECHNOLOGY PARK DRIVE, WESTFORD, MASSACHUSETTS	01886
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Preferred Stock Purchase Rights	The Nasdaq Global Select Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A(c), please check the following box.     ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A(d), please check the following box.     ☐

Securities Act registration statement file number to which this form relates:	Not applicable
(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:	None
(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.          Description of Registrant’s Securities to be Registered.

On June 26, 2008 (the “Declaration Date”), the Board of Directors of Sonus Networks, Inc. (the “Company”) declared a dividend of one right (a “Right”) for each outstanding share of common stock, par value $0.001 per share (“Common Stock”), of the Company.  The dividend is payable to stockholders of record at the close of business on July 7, 2008 (the “Record Date”).  The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agent”).  A copy of the Rights Agreement is attached as Exhibit 4.1 hereto, including the Form of Certificate of Designation attached as Exhibit A to the Rights Agreement, the Form of Rights Certificate attached as Exhibit B to the Rights Agreement, and the Summary of Rights to Purchase Shares of Preferred Stock attached as Exhibit C to the Rights Agreement, each of which are hereby incorporated by reference.  The following summary of the Rights is qualified in its entirety by reference to the Rights Agreement and the exhibits attached thereto.

Each Right entitles the registered holder thereof to purchase from the Company one one-thousandth of a share of preferred stock, designated as Series A Junior Participating Preferred Stock, par value $0.01 (“Preferred Stock”), at a price of $25.00, subject to adjustment.  The Rights Agreement defines “Acquiring Person” as a person or group of affiliated or associated persons that has (subject to certain limited exceptions) acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (which includes for this purpose Common Stock referenced in derivative transactions and securities). A person or group of affiliated or associated persons who beneficially owns 15% or more of the outstanding shares of Common Stock prior to the Declaration Date will not be deemed to be an Acquiring Person at such time.  However, such person or group of affiliated or associated persons will become an Acquiring Person, if after the adoption of the Rights Agreement, such person or group becomes the beneficial owner of additional shares of Common Stock or such person or group’s beneficial ownership decreases below 15% and subsequently, increases to 15% or more. As a result, the Rights will not be triggered even though Legatum Capital and its affiliates have reported that they beneficially owned approximately 24.8% of the outstanding shares of the Company’s Common Stock prior to the adoption of the Rights Agreement based on Legatum’s public filings.  However, Legatum Capital and its affiliates will cause the Rights to become exercisable if they (subject to certain limited exceptions) become the beneficial owner of additional shares of the Company’s Common Stock or their beneficial ownership decreases below 15% and subsequently increases to 15% or more.

Initially, the Rights are not exercisable and will be attached to all Common Stock certificates representing shares then outstanding and no separate Rights certificates will be distributed.  The Rights will separate from the Common Stock and the distribution date (the “Distribution Date”) will occur, upon the earlier of (i) ten days following a public announcement (the “Stock Acquisition Date”) that a person or group of affiliated or associated persons has become an Acquiring Person, or (ii) ten business days (or such later date that the Board of Directors shall determine) after the commencement of, or  public announcement of an intention to make, a tender offer or exchange offer that would result in a person or group of affiliated or associated persons becoming an Acquiring Person.

Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock certificates outstanding on the Record Date, together with a Summary of Rights to be mailed to record holders and will be transferred with and only with the Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

The Rights can not be exercised until the Distribution Date and will expire at the close of business on June 26, 2011, unless earlier redeemed or exchanged by the Company as described below.

As soon as practicable after the Distribution Date, Rights certificates will be mailed to record holders of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights certificates alone will represent the Rights.  Unless the Board of Directors decides differently, and except for shares of Common Stock issued or sold (i) pursuant to the exercise of stock options, (ii) under any employee plan or arrangement, (iii) upon the exercise, conversion or exchange of securities, notes or debentures issued by the Company or (iv) pursuant to a contractual obligation of the Company, in each case existing prior to the Distribution Date, only shares of our Common Stock issued prior to the Distribution Date will be issued with Rights.

If a person or group of affiliated or associated persons become an Acquiring Person (a “Flip-in Event”), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value equal to two times the exercise price of the Right.  Rights held by an Acquiring Person will be voided upon the occurrence of a Flip-in Event and may not be exercised.

In the event that, after a Flip-in Event, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right. The event described in this paragraph is a “Flip-Over Event.”

At any time after a Flip-in Event, and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person which will have become void), in whole or in part, for shares of Common Stock or Preferred Stock, at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock equivalent in value thereto, per Right.

At any time prior to a Flip-in Event, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable, at the option of the Company, in cash, shares of Common Stock or such other form of consideration as the Board of Directors of the Company determines).  The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors of the Company in its sole discretion may establish.  Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable.  Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (a) $10.00 per share, and (b) an amount equal to 1,000 times the dividend declared per share of Common Stock.  In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential payment of the greater of (a) $100 per share (plus any accrued but unpaid dividends), and (b) an amount equal to 1,000 times the payment made per share of Common Stock.  Each share of Preferred Stock will have 1,000 votes, voting together with the Common Stock.

In the event of any merger, consolidation or other transaction in which outstanding shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock.  These rights are protected by customary antidilution provisions. Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

Until a Right is exercised, the holder of a Right will have no rights by virtue of ownership as a stockholder of the Company, such as the right to vote or to receive dividends.  While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company.

As long as the Rights are redeemable, the Company may, except with respect to the redemption price, amend the Rights Agreement in any manner.  After the Rights are no longer redeemable, the Company may, except with respect to the redemption price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

The Rights are intended to protect the stockholders of the Company, to the extent possible, from a creeping acquisition and other tactics to gain control of the Company without offering all stockholders an adequate price and control premium. The Rights are intended to protect the interests of all stockholders and it provides the Board of Directors of the Company with the environment to maximize long-term stockholder value.

Item 2.          Exhibits.

Exhibit No.	Description

3.1

Fourth Amended and Restated Certificate of Incorporation of the Company, as amended, (incorporated herein by reference from the Company’s Annual Report on Form 10-K (File No. 000-30229) filed with the Securities and Exchange Commission on March 15, 2004).

3.2

Amended and Restated By-Laws of the Company (incorporated herein by reference from Registration Statement on Amendment No. 2 to Form S-1 (file No. 333-32206) filed with the Securities and Exchange Commission on May 22, 2000).

3.3

Certificate of Designation specifying the terms of the Series A Junior Participating Preferred Stock, par value $0.01 per share (incorporated herein by reference from Exhibit 3.1 of the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 27, 2008).

4.1

Rights Agreement, dated as of June 26, 2008, between the Company and American Stock Transfer & Trust Company, LLC, which includes as Exhibit A thereto a form of Certificate of Designation for the Series A Junior Participating Preferred Stock, as Exhibit B thereto the Form of Rights Certificate and as Exhibit C thereto a Summary of Rights to Purchase Shares of Preferred Stock (incorporated herein by reference from Exhibit 4.1 of the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 27, 2008).

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 27, 2008

SONUS NETWORKS, INC.

By:
/s/ Charles J. Gray
Charles J. Gray Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

3.1

Fourth Amended and Restated Certificate of Incorporation of the Company, as amended, (incorporated herein by reference from the Company’s Annual Report on Form 10-K (File No. 000-30229) filed with the Securities and Exchange Commission on March 15, 2004).

3.2

Amended and Restated By-Laws of the Company (incorporated herein by reference from Registration Statement on Amendment No. 2 to Form S-1 (file No. 333-32206) filed with the Securities and Exchange Commission on May 22, 2000).

3.3

Certificate of Designation specifying the terms of the Series A Junior Participating Preferred Stock, par value $0.01 per share (incorporated herein by reference from Exhibit 3.1 of the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 27, 2008).

4.1

Rights Agreement, dated as of June 26, 2008, between the Company and American Stock Transfer & Trust Company, LLC, which includes as Exhibit A thereto a form of Certificate of Designation for the Series A Junior Participating Preferred Stock, as Exhibit B thereto the Form of Rights Certificate and as Exhibit C thereto a Summary of Rights to Purchase Shares of Preferred Stock (incorporated herein by reference from Exhibit 4.1 of the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 27, 2008).